GUNDERSON DETTMER STOUGH

VILLENEUVE FRANKLIN & HACHIGIAN, LLP

155 CONSTITUTION DRIVE

MENLO PARK, CALIFORNIA 94025

TELEPHONE: (650) 321-2400        FACSIMILE: (650) 321-2800

July 25, 2006

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs

Adam Halper

Re:	Riverbed Technology, Inc.

Amendment No. 3 to Registration Statement on Form S-1

File No. 333-133437

Dear Ms. Jacobs and Mr. Halper:

Riverbed Technology, Inc. (the “Company”) has electronically transmitted via EDGAR Amendment No. 3 (“Amendment No. 3”) to its Registration Statement on Form S-1 (the “Registration Statement”), together with certain exhibits thereto. Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five years. We have also enclosed with the couriered delivery of this letter (i) three unmarked hard copies of Amendment No. 3 and (ii) three hard copies of Amendment No. 3 which are marked to show changes to Amendment No. 2 to the Registration Statement filed on June 27, 2006.

On behalf of the Company, this letter responds to the comments set forth in the letter to the Company dated July 13, 2006 from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the July 13, 2006 letter in italicized print, and the Company’s responses are provided below each comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Quarterly Results of Operations, page 43

1.	We note your response to comment 8 of our letter dated June 16, 2006 where you addressed the significant increase in product revenue from the three month period ended June 30, 2005 as compared to the three month period ended September 30, 2005. Consider quantifying and

July 25, 2006

disclosing the amount of the increase that relates to reseller agreements recognized in the three months ending September 30, 2005 that were recognized upfront. That is, quantify the impact of the upfront recognition on the increase in revenue for this quarter. In the alternative, consider disclosing the number of customers on a quarterly basis along with identifying any changes in contract values.

RESPONSE TO COMMENT 1:

The Company has revised the disclosure in the “Quarterly Results of Operations” section on page 44 of the Registration Statement in response to the Staff’s comment.

Liquidity and Capital Resources, page 44

2.	We reissue comment 4 of our letter dated June 16, 2006 in part. We note the numerous revisions in response to comments 4, 5, 6, 7 and 8 of our letter dated June 16, 2006. However, while identified trends and qualitative impacts have been disclosed in greater detail in your “Results of Operations” subsection, similar detailed disclosure has not been included in this subsection. Please revise to disclose, if material, the impact of the identified trends on your liquidity and cash flows. For example, consider the impact of:

•	an increased percentage of sales by resellers which have lower margins but permit you to curtail certain sales and operating expenses;

•	the mix of stock-based as opposed to cash compensation in your rising personnel costs;

•	costs of hiring personnel, such as sales personnel, that require time to impact operations;

•	the increase in international sales as a total of all sales, including additional fixed start-up or customization outlays and the impact of currency fluctuations.

RESPONSE TO COMMENT 2:

The Company has revised the “Liquidity and Capital Resources” section beginning on page 44 of the Registration Statement in response to the Staff’s comment.

Industry Background page 49

3.	We note your response to comment 11 of our letter dated June 16, 2006. While the report may be within the range of fees normally charged by other industry analysts, the fee does not appear to be nominal. Please provide the consent of In-Stat or conversely adopt the statements as your own.

RESPONSE TO COMMENT 3:

The Company has revised its disclosure on page 50 of the Registration Statement in response to the Staff’s comment.

July 25, 2006

Consolidated Financial Statements

Note 1. Organization and Significant Accounting Policies

Revenue Recognition, page F-8

4.	We note your response to comment 15 of our letter dated June 16, 2006. Notwithstanding your desire to comply with Rule 5-03(b) of Regulation S-X, it is our position that the revenue presentation in your Consolidated Statements of Operations should be consistent with GAAP. In this regard, you would be “limited to the use of VSOE” of fair value, for the purposes of allocating arrangement consideration among deliverables in your Consolidated Statements of Operations. Amend your presentation to include a separate revenue, and related cost of revenue, line item for bundled arrangements that are not separable, because of the absence of VSOE for the undelivered PCS element. You should also include a footnote description to inform investors of the nature of the additional line item.

RESPONSE TO COMMENT 4:

Pursuant to the Company’s conversation with the Staff on Tuesday, July 18, 2006, it has not revised the Consolidated Statements of Operations to include a separate revenue and related cost of revenue line item for the Company’s bundled arrangements that are not separable because of the absence of vendor-specific objective evidence (VSOE) of fair value for the undelivered PCS element. The Company continues to believe that its presentation of revenue is in accordance with GAAP.

The Company’s product offerings are subject to the guidance of AICPA Statement of Position 97-2 (SOP 97-2), which references VSOE only in the context of how to determine the timing of revenue recognition (paragraph 58). SOP 97-2 does not provide any guidance regarding how to classify or allocate revenue in the statement of operations nor does it advise the basis upon which to make such allocations of value.

In the absence of guidance in SOP 97-2, if EITF 00-21 “Revenue Arrangements with Multiple Deliverables” is referred to by analogy, the Company understands that paragraph 16 of this standard states that VSOE is the best evidence of fair value for the allocation of value between deliverables. However, the Company believes that this standard also acknowledges (footnote 2 to paragraph 4 a-ii) that allocation of arrangement consideration between elements does not require VSOE, but may be based on a “best estimate” of fair value in the absence of VSOE or third party evidence of fair value. While the Company does not have VSOE of fair value for its arrangements that are being recognized ratably over the life of the arrangement, it believes that it does have a sound basis to reasonably separate the product from the service component. The Company used its best estimate of the fair value of the PCS sold with reseller arrangements through the end of its second quarter of 2005 and allocated the residual value of the total contract fee to product revenue. The Company derived its best estimate of fair value of PCS for resellers using the stated PCS renewal rates in the contracts (paragraph 10 of SOP 97-2). On average, this resulted in approximately 81% of the total arrangement fee for these arrangements being allocated to product revenues and 19% to PCS (support and services revenues). The Company notes for the Staff that these respective allocations

July 25, 2006

are not significantly different from arrangements where the Company has established VSOE for undelivered PCS and recorded product revenue using the residual basis.

The Company’s arrangements accounted for on a ratable basis are decreasing in absolute dollars and as a percentage of total revenue each quarter as the Company is now recognizing product revenue upon delivery for its reseller class of customers. Ratable product revenue was 11% of total revenue in the third quarter of 2005, 7% of total revenue in the fourth quarter of 2005, 5% of total revenue in the first quarter of 2006, and only 3% of total revenue in the second quarter of 2006. As noted in Response to Comment 1 above, the Company has added additional disclosure in the “Quarterly Results of Operations” section on page 44 of the Registration Statement to quantify the reseller arrangements that were recognized ratably versus up-front.

As the Staff notes, should the Company include a separate line item for revenue recognized ratably, a corresponding cost of revenue line item would be required pursuant to Regulation S-X rule 5-03(b). For the reasons described below, the Company respectfully advises the Staff that it believes the computation of “Cost of ratable revenue” would be arbitrary and less meaningful to potential investors than the current presentation. The Company’s current presentation of Cost of Revenue includes a classification of cost of product and cost of support and services based upon the true nature of those costs. As described below, to break out a separate line for “Cost of ratable revenue” would force the Company to make an arbitrary allocation to “Cost of ratable revenue.” While the Company tracks direct inventory product costs on a contract-by-contract basis and could therefore identify the product cost for inclusion in this new cost line item, the Company does not track the other components of cost of product attributable to any arrangement. Additionally, the Company does not track the cost of support services on a contract-by-contract basis. Cost of services primarily consists of employee-related costs for technical support personnel. The number of technical support personnel required and the related costs of support revenue is a function of a variety of factors, including the following: recent sales (as new sales often have a higher proportion of technical support calls), the cumulative number of customers on support contracts, and the timing of new product and software releases. The amount of resources required to support products that are recognized ratably versus recognized up-front is not naturally distinguishable. Along with the difficulties differentiating cost of services between different customers, cost of service is not meaningfully separable if a customer purchases products in a sale that was recognized ratably and, at a later date, that same customer purchases additional products in a sale which is recognized up front. Accordingly, to separate cost of services between contracts would require arbitrary allocations to be made.

Because the presentation of ratable revenue and cost of ratable revenue as separate line items on the Statement of Operations is not explicitly required under SOP 97-2, the significance of the amounts to the Company’s consolidated financial statements has declined rapidly, and the fact that the arbitrary nature of computing the cost component could result in a potentially meaningless depiction of the Company’s actual costs, the Company does not believe the presentation of revenue and cost of revenue of bundled arrangements as separate line items is required or would be meaningful to potential investors.

5.	We note your response to comment 16 of our letter dated June 16, 2006. Tell us why you do not use the midpoint of the VSOE of fair value of PCS range for the “limited number” of

July 25, 2006

arrangements whereby the stated renewal rates for PCS are above the fair value ranges. Explain why some customers have rates above the range. Are there any unique circumstances why these customers are charged a higher renewal rate (e.g., customer size or nature of their business)? Please advise.

RESPONSE TO COMMENT 5:

The Company informs the Staff that the Company’s policy is to not adjust PCS for transactions where PCS is priced above the Company’s VSOE of fair value range, but rather the contract amount is deferred and recognized over the PCS period. Pursuant to the concepts in paragraph 14 of SOP 97-2 and paragraph 14 of EITF 00-21, the Company does not believe that such an adjustment would be appropriate. Specifically, paragraph 14 of SOP 97-2 discusses the concept of collectibility for a portion of an arrangement fee if the fee is subject to forfeiture, refund, or other concession if any of the undelivered elements are not delivered. Although the Company’s support services are not contractually subject to refund, if the Company failed to meet its contractually stated support service obligations, which are performed over a one year period, the collectibility of the fee associated with providing such services would not be certain. As such, the Company believes it is inappropriate to recognize as product revenue upon product delivery the portion of PCS fees that would be carved to reduce PCS to the midpoint of the VSOE range and may be subject to refund should the Company fail to deliver the required PCS services.

The Company also believes its policy is analogous to the guidance provided in paragraph 14 of EITF 00-21, which states, “The amount allocable to a delivered item(s) is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions (the noncontingent amount).” At the time of product revenue recognition (generally shipment, assuming all revenue recognition criteria are met), the PCS component of the arrangement is not delivered and therefore allocating revenue from PCS to product would not be appropriate.

A substantial majority of the Company’s renewals that are priced above its VSOE of fair value range relate to its reseller agreements that were entered into before establishing VSOE of fair value on PCS for reseller arrangements. Prior to formally establishing VSOE of fair value for these reseller arrangements in the third quarter of 2005, the Company’s support pricing was slightly higher than the high end of its VSOE of fair value range. In certain situations the salesperson negotiated a higher rate than the Company’s stated price list. There are no other unique circumstances for this higher priced PCS. If the Company was to allocate support revenue to product revenue on all contracts where PCS was stated above the fair value range from May 2004 through June 2006, the total cumulative adjustment would be a reclassification of approximately $80,000 from support and services revenue to product revenue over this two year period.

* * * * *

Pursuant to Comment 58 of the Staff’s letter dated May 17, 2006, the Company has supplementally enclosed with the paper copy of this letter an updated table showing the information requested for recent stock option grants and other equity related transactions.

July 25, 2006

* * * * *

In addition, the Company supplementally informs the Staff that it currently expects that the aggregate number of shares reserved for sale in a directed share program (DSP) may exceed 5% of the shares to be sold to the underwriters in the offering. In no event, however, will the number of shares reserved for the DSP exceed 10% of the shares to be sold to the underwriters in the offering.

[Remainder of page intentionally left blank.]

July 25, 2006

* * * * *

Please do not hesitate to contact me at (650) 463-5350 if you have any questions or would like additional information regarding this matter.

Very truly yours,

Gunderson Dettmer Stough Villeneuve

Franklin & Hachigian, LLP

/s/ Craig M. Schmitz

cc:	Stephen Krikorian, Securities and Exchange Commission
Jason Niethamer, Securities and Exchange Commission
Anne Nguyen, Securities and Exchange Commission
Jerry M. Kennelly, Riverbed Technology, Inc.
Randy S. Gottfried, Riverbed Technology, Inc.
Brett A. Nissenberg, Riverbed Technology, Inc.
Robert V. Gunderson, Jr., Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Daniel J. Weiser, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Richard A. Kline, Wilson Sonsini Goodrich & Rosati, Professional Corporation